United States securities and exchange commission logo





                            May 31, 2023

       Oded Shein
       Chief Financial Officer
       Shift Technologies, Inc.
       290 Division Street, Suite 400
       San Francisco, California 94103

                                                        Re: Shift Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Form 8-K Filed
March 28, 2023
                                                            File No. 1-38839

       Dear Oded Shein:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 50

   1. We note that you do not discuss any line items below selling, general and administrative expenses. Please tell
us how your presentation of results of operations complies with Item
                                                        303(b) of Regulation
S-K.
       Item 15. Exhibit and Financial Statement Schedules, page 137

   2. Please tell us why the certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the
introductory language in paragraph 4 referring to internal control over financial
reporting. Similar omissions were made in Exhibits 31.1 and 31.2 of Form
                                                        10-Q for the Quarterly
Period Ended March 31, 2023. Refer to Item 601(b)(31) of
                                                        Regulation S-K.
 Oded Shein
Shift Technologies, Inc.
May 31, 2023
Page 2
Form 8-K Filed March 28, 2023

Exhibit 99.1, page 13

3. You disclose gross profit per unit in total, retail, other and wholesale as a GAAP measures; however, on pages 3 and 10 you identify these amounts as key metrics. Please clarify or revise. Further, we note that the denominator in each includes only retail units sold. Revise to explain why wholesale units sold are not included in the applicable amounts and why the overall metric is useful to investors.
Exhibit 99.1, page 14

4. Reference is made to your use of Adjusted EBITDA Margin, a non-GAAP measure.
         Please present the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameOded Shein                                   Sincerely,
Comapany NameShift Technologies, Inc.
                                                               Division of
Corporation Finance
May 31, 2023 Page 2                                            Office of Trade
& Services
FirstName LastName